As filed with the Securities and Exchange Commission on January 21, 2010

1933 Act Registration No. 333-36047

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

[ ] Pre-Effective      [X ] Post-Effective

Amendment No.         Amendment No. 41

EVERGREEN SELECT EQUITY TRUST

(Evergreen Strategic Growth Fund)

  [Exact Name of Registrant as Specified in Charter]

Area Code and Telephone Number: (617) 210-3200

200 Berkeley Street

Boston, Massachusetts 02116

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(Address of Principal Executive Offices)

Michael H. Koonce, Esq.

200 Berkeley Street

Boston, Massachusetts 02116

-----------------------------------------

(Name and Address of Agent for Service)

Copies of All Correspondence to:

Timothy Diggins, Esq.
Ropes & Gray LLP

One International Place
Boston, Massachusetts 02110

Approximate date of proposed public offering:  as soon as practicable after the effective date of this Registration Statement.

No filing fee is required because an  indefinite  number of shares  have previously been registered  pursuant to Rule 24f-1 under the Investment  Company Act of 1940.

The Registrant hereby amends the Registration Statement  to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall  thereafter become effective in  accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

There are no amendments to the Registration Statement on Form N-1A filed on November 23, 2009; that form of Registration Statement is hereby incorporated by reference in its entirety. The purpose of this Post-Effective Amendment No. 41 is to delay the effectiveness of the Registration Statement filed on November 23, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 21st day of January 2010.

EVERGREEN EQUITY TRUST
By: /s/ Michael H. Koonce
Name: Michael H. Koonce
Title: Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 21st day of January 2010.

/s/ W. Douglas Munn	/s/ Michael H. Koonce	/s/ Jeremy DePalma
W. Douglas Munn*	Michael H. Koonce*	Jeremy DePalma*
President	Secretary	Treasurer
(Chief Executive Officer)		(Principal Financial and Accounting Officer)

/s/ Charles A. Austin, III	/s/K. Dun Gifford	/s/ William Walt Pettit
Charles A. Austin III*	K. Dun Gifford*	William Walt Pettit*
Trustee	Trustee	Trustee

/s/ Gerald M. McDonnell	/s/ Russell A. Salton, III MD	/s/ Richard K. Wagoner
Gerald M. McDonnell*	Russell A. Salton, III MD*	Richard K. Wagoner*
Trustee	Trustee	Trustee

/s/ Michael S. Scofield	/s/ David M. Richardson	/s/ Leroy Keith, Jr.
Michael S. Scofield*	David M. Richardson*	Leroy Keith, Jr.*
Chairman of the Board	Trustee	Trustee
and Trustee

/s/ Richard J. Shima	/s/ Patricia B. Norris	/s/ Carol A. Kosel
Richard J. Shima*	Patricia Norris*	Carol Kosel*
Trustee	Trustee	Trustee

*By: /s/ Maureen E. Towle
Maureen E. Towle
Attorney-in-Fact

* Maureen E. Towle, by signing her name hereto, does hereby sign this document on behalf of each of the above-named individuals pursuant to powers of attorney duly executed by such persons.